UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerp
Belgium

+32-3-247-59-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated April 21, 2026, announcing that the Company has published its annual report in accordance with Belgian law and filed its Form 20-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission. The Company also announced that its Annual General Meeting and the Special General Meeting will be held on Thursday May 21, 2026.

Attached hereto as Exhibit 99.2 and Exhibit 99.3 is a copy of the Company’s financial report and annual report for the year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: April 23, 2026

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer